Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
Third Quarter Report to Shareholders
October 25, 2006

HIGHLIGHTS

$48 Million Loss in Third Quarter of 2006

Abitibi-Consolidated reported a loss of $48 million, or 11 cents a share, in the third quarter ended September 30, 2006, compared to net earnings of $99 million, or 23 cents a share, in the same quarter of 2005. For the nine-month period ended September 30, 2006, the Company recorded net earnings of $76 million, or 17 cents a share, compared to $5 million, or 1 cent a share, in the same period last year.

Sales were $1,181 million in the three-month period ending September 30, 2006, compared to $1,355 million in the same period last year. The Company recorded an operating profit from continuing operations of $2 million during the quarter, compared to $8 million for the third quarter of 2005. Sales were $3,671 million for the nine-month period ending September 30, 2006, compared to $4,032 million in the same period last year. In the first nine months of 2006, the operating profit from continuing operations was $91 million, compared to $76 million in the first nine months of 2005.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company’s operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation, expenses related to early debt repayment and other items that do not relate to normal operating activities. Operating profit (loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by GAAP.

Specific items impacting operating profit (loss) from continuing operations

In the third quarter of 2006, the Company accounted for a provision of $1 million for mill closure and other elements related to the Sales, General and Administrative expenses (SG&A) restructuring announced in the first quarter. The restructuring charges impacted the Commercial Printing Papers segment.

In the third quarter of 2005, the Company announced the permanent closure of one paper machine at its Kenora, Ontario mill, removing 90,000 tonnes of newsprint capacity and consequently recorded asset write downs of $23 million and a provision for mill closure elements of $18 million.

Other specific items impacting net earnings (loss)

Other than specific items already covered in the previous section, in the third quarter of 2006, Abitibi-Consolidated recorded a positive income tax adjustment of $12 million, relating to the conclusion of prior years’ federal audits.

In the third quarter of 2005, the Company recorded an after-tax gain on translation of foreign currencies of $168 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar. Also, the Company recorded an unfavourable after-tax amount of $2 million in its financial expenses, mainly due to a premium paid on early debt repayment as well as positive income tax adjustments of $1 million.

RESULTS BEFORE SPECIFIC ITEMS

Specific items having already been covered in the previous section, the following comparison and analysis will only focus on the Company’s performance related to normal operating activities.

Consolidated results before specific items

Before specific items, the $46 million reduction in operating profit from continuing operations in the third quarter of 2006 is mainly attributable to the strengthening of the Canadian dollar, higher cost of products sold per unit and lower sales volume. These were partially offset by higher prices in the Company’s two paper business segments and lower amortization expense.

When comparing the average exchange rate of the third quarter of 2006 to the same period in 2005, the Canadian dollar was 7.1% (8.1% for nine months) stronger compared to the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $60 million ($187 million year-to-date) on its operating results, compared to the same period last year. Other currency exchange rates had a negative impact of $4 million ($8 million year-to-date).

Amortization decreased to $110 million from $127 million in the third quarter of 2005. In December of 2005, the Company recorded asset write downs for an amount totalling $348 million, which largely contributed to this reduction in amortization.

Financial expenses totalled $86 million in the third quarter of 2006, compared to financial expenses before specific items of $98 million in 2005. The reduction is mainly due to the decrease in the Company’s long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and the sale of Ontario timberlands in 2005.

Segmented results before specific items

Newsprint

In the Newsprint segment, the $10 million reduction in operating profit from continuing operations, before specific items, is mainly due to a stronger Canadian dollar, lower sales volume and higher cost of products sold per tonne, partly offset by higher U.S. dollar selling prices and lower amortization expense.

The Company’s newsprint shipments in the third quarter of 2006 were 848,000 tonnes, compared to 1,014,000 tonnes in the third quarter of 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005.

At the end of the third quarter of 2006, the Company’s overall inventories remained low, slightly above the level at the end of the second quarter 2006 and approximately 20% lower than as at the end of September 2005.

During the third quarter of 2006, the Company reduced to US$20 the initial US$40 per tonne newsprint price increase announced for the U.S. market effective August 1, 2006. The implementation of this increase is more difficult than previous ones and Abitibi-Consolidated is attempting to realize a portion of the increase by year-end. Average price in the U.S. increased 6.3% in the third quarter of 2006, compared to the same period last year. In most regions of the world, newsprint prices have increased. The pricing index in the U.K. was approximately 10% higher in August 2006 compared to August 2005.

On a per tonne basis, cost of products sold for newsprint in the third quarter of 2006 was $14 higher than in the same quarter of 2005. The increase in costs was mainly due to higher energy input prices, higher pension and other employee future benefits and timing difference in major maintenance performed during the quarter. This was partly offset by the stronger Canadian dollar, reducing costs in Canadian dollars of the Company’s U.S. mills, the closure of the high cost Kenora and Stephenville paper mills and higher productivity.

According to Pulp and Paper Products Council (PPPC), North American supply/demand remained largely in balance in the third quarter of 2006. North American newsprint production declined 6.8% in the third quarter of 2006, compared to the same period in 2005. Total U.S. consumption was down by 7.9% in the third quarter of 2006, compared to the third quarter of 2005, as daily publishers' advertising volume and circulation continued on a downward trend. The ongoing increased use of lighter basis weight paper contributed to 1.1% consumption decrease year-over-year. In the third quarter of 2006, the operating rate of the North American industry was 94%, at the same level as last year.

In 2006, global consumption growth is expected to be slightly positive lead by Eastern Europe and Latin America, partly offset by a decline in North America. The Company expects 2006 newsprint consumption in the United States to decline by approximately 6% on a tonnage basis, resulting mainly from a continued increase in sales of lower basis weight paper, as well as reductions in circulation and continued conservation measures by daily newspaper publishers. However, the Company believes announced capacity reductions and the impact of lower basis weights should result in continued high industry operating rates in North America.

Commercial Printing Papers

In the Commercial Printing Papers segment, the $5 million reduction in operating results from continuing operations, before specific items, is mainly due to a stronger Canadian dollar and higher cost of products sold per tonne, partly offset by higher U.S. dollar selling prices and lower amortization expense.

The Company’s shipments of commercial printing papers totalled 446,000 tonnes in the third quarter of 2006, compared to 451,000 tonnes in the third quarter of 2005. The lower volume is primarily a result of the Company exiting the rotonews grades. The Company’s uncoated freesheet substitute grades, the ABIOFFSETTM product line, continued its growth, increasing by 16.4% in the third quarter of 2006, compared to the third quarter of 2005.

During the third quarter of 2006, the Company successfully implemented a US$40 per short ton price increase, announced in the first quarter for its ABICAL® grades.

On a per tonne basis, cost of products sold for commercial printing papers in the third quarter of 2006 was $22 higher than in the same quarter of 2005. The cost increase was mainly due to higher pension and other employee future benefits and energy input prices. In addition, the Company realized less cost reductions tied to its product development initiatives during the third quarter of 2006 than in the same quarter of 2005. This was partly offset by better productivity, lower usage and the conversion of a Belgo newsprint machine to commercial printing paper grades.

According to the PPPC, North American demand for uncoated groundwood papers increased 1.3% in the third quarter of 2006, compared to the same period of 2005. The increase in demand originated mainly from a higher volume in SCA/A+ imports, partly offset by lower domestic shipments. This was due to a competitor’s labour disruption, impacting the largest uncoated mechanical paper machine in Eastern Canada since December of 2005. Also, contributing to uncoated groundwood growth in the third quarter was an increase in Superbrite and Bulky book grades, which increased 21.7% and 21.6% respectively.

The outlook for uncoated groundwood demand remains positive. Moreover, continued uncoated freesheet substitution and a positive outlook for print advertising are expected to drive uncoated groundwood demand growth in the future. However, the restart of temporary idled capacity and grade conversions could temporarily impact the supply/demand balance.

Wood Products

In the Wood Products segment, the $31 million reduction in operating results from continuing operations, before specific items, is mainly due to lower selling prices, higher cost of products sold per thousand board feet and a stronger Canadian dollar, partly offset by a reduction in countervailing duty (CVD) and anti-dumping duty (AD) expenses.

Sales volume in the third quarter of 2006 totalled 439 million board feet (MBf), compared to 479 MBf for the same period in 2005. Average selling prices in Canadian dollars, for the third quarter of 2006 were 15% lower than in the same quarter in 2005, as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar

On a per thousand board feet basis, cost of products sold for wood products in the third quarter of 2006 was $25 higher than in the third quarter of 2005. This was mainly due to lower production mainly attributable to increased downtime taken in the summer months and the devaluation of finished goods inventory at the lower of costs and realizable value.

In the United States, housing starts decreased by 17.9% from an annual rate of 2.158 million units during September of 2005 to 1.772 million units in September of 2006. During the third quarter of 2006, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 21% for 2x4 Stud and by 12% for 2x4 Random Length, compared to the same period of 2005.

With respect to the softwood lumber dispute, as of December 12, 2005, the Company’s softwood lumber exports to the United States were subject to estimated duties of 8.7% for CVD and of 3.2% for AD. The duty deposit rates originally imposed on the Company by the U.S. government in 2002 were 18.79% for CVD and 12.44% for AD.

Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute (the Agreement). Under the Agreement the United States terminated the AD and CVD orders, and ceased collecting cash deposits of AD and CVD duties as of that date. The two governments also have taken steps to seek to terminate all related litigation, including all cases to which the Company is a party.

Under the terms of the Agreement, all but US$1 billion of duty deposits by Canadian producers is to be returned. According to the terms of the Agreement, the Company is selling its refunds to Export Development Canada (EDC), pursuant to which the Company will receive an amount equal to its refunds, less its share of the US$1 billion that the United States will not reimburse. As of September 30, 2006, Abitibi-Consolidated has paid a total of approximately US$245 million in AD and CVD deposits. Subject to the Agreement receiving final approval by the Canadian Parliament, the Company expects to receive from EDC, during the fourth quarter of this year, approximately 81.5% of this amount, plus interest accruing from the date of deposits to the date of liquidation. This amount is expected to be approximately US$235 million.

Exports of softwood lumber to the United States now are subject to either a three tiered export tax or a combination of a lower tiered export tax and volume restrictions, as elected by each region. These measures will be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. The agreement is for a minimum seven-year term, but could be terminated after two years (although the U.S. lumber coalition could not file new AD or CVD cases for a minimum three year period).

During the fourth quarter of 2006, the Company announced the idling of four of its Québec sawmills. Produits Forestiers Saguenay Inc., a subsidiary of Abitibi-Consolidated, also announced the idling of a sawmill in the Lac-Saint-Jean region. The closures are mainly attributable to high production and fibre costs as well as deteriorating wood products market conditions. The closures took effect beginning October 16, 2006.

BALANCE SHEET

Total long-term debt amounted to $3,834 million for a ratio of net debt to total capitalization of 0.605 as at September 30, 2006, compared to $3,762 million for a net debt to total capitalization ratio of 0.598 at December 31, 2005. The increase in the Company’s long-term debt is mainly attributable to additional working capital requirements, partly offset by the variation in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of the Company’s long-term debt is denominated. The current portion of the long-term debt increased to $86 million as at September 30, 2006. Also, as at September 30, 2006, cash and cash equivalents stood at $25 million, a decrease of $42 million, compared to December 31, 2005.

During the quarter, the Company increased its revolving credit facilities from $700 million to $750 million as a new lender joined the banking syndicate. Net funded debt to capitalization ratio, calculated as per the requirements of the Company’s revolving credit facilities, amounted to 59.5% at the end of September 2006 and the interest coverage ratio was 1.7x for the twelve-month period ended September 30, 2006, both ratios being compliant with the covenants of the said facilities. At the end of September 2006, the Company had drawn $290 million on these credit facilities.

As at September 30, 2006, the outstanding balance of the Company’s securitization programs, in Canadian dollars, was $434 million, compared to $459 million as at December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash used to finance continuing operating activities totalled $61 million for the third quarter ended September 30, 2006, compared to $42 million in the corresponding period of 2005. The increase is mainly due to lower operating results.

Capital expenditures were $39 million ($107 million year-to-date) for the three-month period ended September 30, 2006, compared to $37 million ($102 million year-to-date) in the corresponding period last year. The Company expects total capital expenditures of approximately $180 million in 2006.

DIVIDENDS AND SHARES OUTSTANDING

On July 25, 2006, the Company’s Board of Directors suspended dividend payments.

As at September 30, 2006, the number of shares outstanding has remained constant at 440 million, compared to the end of the same period in 2005, while there were 14.5 million options outstanding at the end of September 2006, compared to 13.6 million as at the end of December 2005.

OTHER NOTEWORTHY EVENTS

On July 25, 2006, the Company announced its intent to proceed with an initial public offering of an income fund that would hold a minority interest in all of the Company’s Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The income fund is intended to be the Company’s growth vehicle in energy generation. Due to regulatory delays, the offering is now expected to proceed in the first quarter of 2007.

Also on July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia. Under the terms of the option, the Company expects to pay approximately US$190 million. During the first nine months of 2006, ANC generated an EBITDA of US$56 million and the Company recorded a non-controlling interest of $26 million, reflecting the 47.5% interest of the other partner in ANC. Subject to receipt of necessary approvals, the transaction would also be expected to proceed in the first quarter of 2007. Concurrently, the Company intends to proceed with the sale of 55,000 acres of woodlands related to the Augusta operation.

In April of 2006, as a result of a review of its Selling, General and Administrative costs, the Company began to implement its plan to reduce these expenses at Head Office, as well as the general and administrative costs incurred at the mills where these expenses are included in costs of products sold. The objective is to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as reviewing the necessity of some expenses. The plan is expected to eliminate more than 200 positions. In light of the progress achieved to-date, the Company is confident it will fully deliver on its objective.

SELECTED QUARTERLY INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended September 30, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company’s quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.